Exhibit 99.1

News Release 2016-24

Contact:

Dianne VanBeber

Vice President, Investor Relations and Corporate Communications

dianne.vanbeber@intelsat.com

+1 703-559-7406

Michele Loguidice

Director, Investor Relations and Corporate Communications

+1 703-559-7372

michele.loguidice@intelsat.com

Intelsat Announces Tender Offers for Certain Notes of Intelsat Jackson Holdings S.A.

Luxembourg, 12 May 2016

Intelsat S.A., the world’s leading provider of satellite services today announced that its subsidiary, Intelsat Jackson Holdings S.A. (“Intelsat Jackson”), is commencing a tender offer (the “Tender Offer”) to purchase its 6 5⁄8% Senior Notes due 2022 (CUSIP No. 45824TAM7) (the “2022 Notes”), 5 1⁄2% Senior Notes due 2023 (CUSIP No. 45824TAP0) (the “2023 Notes”) and 7 1⁄2% Senior Notes due 2021 (CUSIP No. 45824TAG0) (the “2021 Notes” and, together with the 2022 Notes and the 2023 Notes, the “Securities”) for up to $625,000,000 in aggregate cash consideration (excluding accrued and unpaid interest on the Securities and excluding fees and expenses related to the Tender Offers) (the “Maximum Payment Amount”). The Company’s obligation to accept and pay for Securities in the Tender Offers is subject to satisfaction or waiver of the Financing Condition (as defined below) and the other general conditions prior to the expiration date.

The Tender Offers are scheduled to expire at 11:59 p.m., New York City time, on June 9, 2016 (the “Expiration Date”), unless extended or earlier terminated by Intelsat Jackson. The Tender Offers are being made pursuant to an Offer to Purchase dated May 12, 2016 and a related Letter of Transmittal dated May 12, 2016 (together, the “Tender Offer Materials”), which set forth a more detailed description of the Tender Offers. Holders of the Securities are urged to carefully read the Tender Offer Materials before making any decision with respect to the Tender Offers.

The aggregate consideration to be paid for the purchase of the Securities pursuant to the Tender Offers is up to the Maximum Payment Amount. The principal amount of any series of Securities that is purchased in a Tender Offer will be based on the acceptance priority level for such series, as set forth in the table below (the “Acceptance Priority Level”). As discussed in more detail in the Tender Offer Materials, Intelsat Jackson reserves the right, but is under no obligation, to increase or decrease the Maximum Payment Amount, at any time, subject to compliance with applicable law.

Intelsat S.A.

4 rue Albert Borschette, L-1246 Luxembourg T +352 2784-1600 F +352 2785-1690

R.C.S. Luxembourg B 162135

The following table sets forth certain terms of the Tender Offers:

					Dollars per $1,000 Principal Amount of Securities
Title of Security	CUSIP Number	Principal Amount Outstanding		Acceptance Priority Level	Tender Offer Consideration (1)	Early Tender Premium	Total Consideration (1) (2)
6 5⁄8% Senior Notes due 2022	45824TAM7	$815,252,000	(3)	1	$720.00	$20.00	$740.00
5 1⁄2% Senior Notes due 2023	45824TAP0	$2,000,000,000		2	$710.00	$20.00	$730.00
7 1⁄2% Senior Notes due 2021	45824TAG0	$1,150,000,000		3	$755.00	$20.00	$775.00

(1)	Excludes accrued and unpaid interest up to, but not including, the applicable Settlement Date, which will be paid in addition to the Tender Offer Consideration or Total Consideration, as applicable.
(2)	Includes the Early Tender Premium.
(3)	Excludes approximately $460.0 million aggregate principal amount of 2022 Notes repurchased by the Company in 2016 and held in treasury, which Intelsat Jackson plans to submit for cancellation.

The total consideration (the “Total Consideration”) payable for each $1,000 principal amount of Securities validly tendered at or prior to 5:00 p.m., New York City time, on May 25, 2016 (such date and time, as it may be extended, the “Early Tender Date”) and accepted for purchase pursuant to the Tender Offers will be the applicable total consideration for such series of Securities set forth in the table above. The Total Consideration includes the early tender premium for such series of Securities also set forth in the table above (the “Early Tender Premium”). Holders must validly tender and not subsequently validly withdraw their Securities at or prior to the Early Tender Date in order to be eligible to receive the Total Consideration for such Securities purchased in the Tender Offers.

Subject to the terms and conditions of the Tender Offers, each Holder who validly tenders and does not subsequently validly withdraw their Securities at or prior to the Early Tender Date will be entitled to receive the Total Consideration, plus accrued and unpaid interest up to, but not including, the applicable Settlement Date (as defined below) if and when such Securities are accepted for payment. Holders who validly tender their Securities after the Early Tender Date but at or prior to the Expiration Date will be entitled to receive only the tender offer consideration equal to the applicable Total Consideration less the Early Tender Premium (the “Tender Offer Consideration”), plus accrued and unpaid interest up to, but not including, the applicable Settlement Date, if and when such Securities are accepted for payment.

Intelsat Jackson reserves the right but is under no obligation, at any point following the Early Tender Date and before the Expiration Date, to accept for purchase any Securities validly tendered at or prior to the Early Tender Date (the date of such purchase, the “Early Settlement Date”). The Early Settlement Date will be determined at Intelsat Jackson’s option and is currently expected to occur on the first business day following the Early Tender Date, subject to all conditions to the Tender Offers having been satisfied or waived by Intelsat Jackson. The expected Early Settlement Date is May 26, 2016, unless extended by Intelsat Jackson, assuming all conditions to the Tender Offers have been satisfied or waived by Intelsat Jackson. Irrespective of whether Intelsat Jackson chooses to exercise its option to have an Early Settlement Date, Intelsat Jackson will purchase any remaining Securities that have been validly tendered by the Expiration Date and that it chooses to accept for purchase, subject to the Maximum Payment Amount, the application of the Acceptance Priority Levels and all conditions to the Tender Offers having been satisfied or waived by Intelsat Jackson, on a date immediately following the Expiration Date (the “Final Settlement Date” and each of the Early Settlement Date and Final Settlement Date, a “Settlement Date”). The Final Settlement Date is expected to occur on the first business day following the Expiration Date, subject to all conditions to the Tender Offers having been satisfied or waived by Intelsat Jackson. The expected Final Settlement Date is June 10, 2016, unless extended by Intelsat Jackson, assuming all conditions to the Tender Offers have been satisfied or waived by Intelsat Jackson.

To receive either the Total Consideration or the Tender Offer Consideration, holders of the Securities must validly tender and not validly withdraw their Securities prior to the Early Tender Date or the Expiration Date, respectively. Securities tendered may be withdrawn from the Tender Offers at or prior to, but not after, 5:00 p.m., New York City time, on May 25, 2016, unless extended by Intelsat Jackson, by following the procedures described in the Tender Offer Materials.

Subject to the Maximum Payment Amount, the application of the Acceptance Priority Levels and the other terms and conditions described in the Tender Offer Materials, including the Financing Condition (as defined below) and Intelsat Jackson’s right to increase or decrease the Maximum Payment Amount, Intelsat Jackson intends to accept for payment all Securities validly tendered at or prior to the Expiration Date, and will only prorate the Securities if the aggregate consideration necessary to purchase the aggregate amount of Securities validly tendered at or prior to the Early Tender Date or the Expiration Date, as applicable, exceeds the Maximum Payment Amount. The amounts of each series of Securities that are purchased in the Tender Offer will be determined in accordance with the Acceptance Priority Levels set forth in the Offer to Purchase and referenced in the table above, with 1 being the highest Acceptance Priority Level and 3 being the lowest Acceptance Priority Level. At the applicable Settlement Date, all Securities validly tendered and not validly withdrawn in the Tender Offer having a higher (i.e., lower numerical) Acceptance Priority Level will be accepted before any tendered Securities having a lower Acceptance Priority Level are accepted in the Tender Offer. If the aggregate principal amount of any Securities of a series tendered and not validly withdrawn in the Tender Offer exceeds the amount of the Maximum Payment Amount remaining available for application, then, if any Securities of such series are purchased, Intelsat Jackson will accept such Securities on a pro rata basis. In the event that Securities with a certain Acceptance Priority Level are accepted on such a pro rata basis, no series of Securities with a lower Acceptance Priority Level will be accepted for payment.

If the Tender Offers are not fully subscribed as of the Early Tender Date and we elect to have an Early Settlement Date, Holders who validly tender Securities after the Early Tender Date may be subject to proration, whereas Holders who validly tender Securities at or prior to the Early Tender Date will not be subject to proration. If the Tenders Offers are not fully subscribed as of the Early Tender Date and we elect to have an Early Settlement Date, Securities tendered at or before the Early Tender Date will be accepted for purchase in priority to other Securities tendered after the Early Tender Date, even if such Securities tendered after the Early Tender Date have a higher Acceptance Priority Level than Securites tendered prior to the Early Tender Date. In addition, if the aggregate consideration necessary to purchase the aggregate amount of Securities of all series validly tendered at or prior to the Early Tender Date exceeds the Maximum Payment Amount and we elect to have an Early Settlement Date, Holders who validly tender Securities after the Early Tender Date will not have any of their Securities accepted for payment. However, in the event we do not elect to have an Early Settlement Date and the aggregate consideration necessary to purchase the aggregate amount of Securities of all series validly tendered at or prior to the Final Settlement Date exceeds the Maximum Payment Amount, all Holders who validly tendered Securities will be subject to proration, subject to the application of the Acceptance Priority Levels. Securities which were not accepted for purchase due to the Maximum Payment Amount or the application of the Acceptance Priority Levels may be accepted if we increase the Maximum Payment Amount, which we are entitled to do at our sole discretion, and such increase is not fully met or exceeded by Securities validly tendered at or prior to the Early Tender Date (in the event we elect to have an Early Settlement Date) or by Securities purchased in a higher (i.e., lower numerical) Acceptance Priority Level. There can be no assurance that we will increase the Maximum Payment Amount.

The obligation of Intelsat Jackson to accept for purchase and to pay either the Total Consideration or Tender Offer Consideration and the accrued and unpaid interest on the Securities pursuant to the Tender Offers is not subject to any minimum tender condition, but is subject to the Maximum Payment Amount, the application of the Acceptance Priority Levels and the satisfaction or waiver of the Financing Condition and certain other conditions described in the Tender Offer Materials.

Intelsat Jackson’s obligation to accept for purchase, and to pay for, Securities validly tendered pursuant to the Tender Offers is subject to, and conditioned upon, having obtained debt financing (the “New Debt Financing”) in a minimum aggregate principal amount that will generate sufficient proceeds, in addition to cash on hand, to purchase the tendered Securities, including payment of the Tender Offer Consideration or Total Consideration, as applicable, and any fees payable in connection with the Tender Offers, subsequent to the date hereof and on or prior to the Final Settlement Date, on terms and conditions reasonably satisfactory to Intelsat Jackson (the “Financing Condition”). Intelsat Jackson’s current intention is to satisfy the Financing Condition by issuing long-term senior secured debt securities but, subject to market conditions and at Intelsat Jackson’s sole discretion, Intelsat Jackson may elect to enter into alternative debt financing. There can be no assurance any such New Debt Financing will be available, and thus no assurance that the Financing Condition will be satisfied.

Intelsat Jackson has retained Guggenheim Securities, LLC to serve as Dealer Manager for the Tender Offers. Global Bondholder Services Corporation has been retained to serve as the Information and Depositary Agent for the Tender Offers. Questions regarding the Tender Offers may be directed to Guggenheim Securities, LLC at 330 Madison Avenue, New York, New York 10017, Attention: Liability Management Group: Robert Ramirez, (212) 823-6688 (phone) or Robert.Ramirez@GuggenheimPartners.com (email). Requests for the Tender Offer Materials may be directed to Global Bondholder Services Corporation at 65 Broadway – Suite 404, New York, New York 10006, Attn: Corporate Actions, (212) 430-3774 (for banks and brokers) or (866) 470-4200 (for all others).

Intelsat Jackson is making the Tender Offers only by, and pursuant to, the terms of the Tender Offer Materials. None of Intelsat Jackson, the Dealer Manager, the Information and Depositary Agent nor their respective affiliates make any recommendation as to whether Holders should tender or refrain from tendering their Securities. Holders must make their own decision as to whether to tender Securities and, if so, the principal amount of the Securities to tender. The Tender Offers are not being made to holders of Securities in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws require the Tender Offers to be made by a licensed broker or dealer, the Tender Offers will be deemed to be made on behalf of Intelsat Jackson by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

This press release does not constitute an offer to purchase securities or a solicitation of an offer to sell any securities or an offer to sell or the solicitation of an offer to purchase any new securities, including in connection with the New Debt Financing, nor does it constitute an offer or solicitation in any jurisdiction in which such offer or solicitation is unlawful. Capitalized terms used in this press release but not otherwise defined herein have the meanings assigned to them in the Tender Offer Materials.

About Intelsat

Intelsat S.A. (NYSE: I) operates the world’s first Globalized Network, delivering high-quality, cost-effective video and broadband services anywhere in the world. Intelsat’s Globalized Network combines the world’s largest satellite backbone with terrestrial infrastructure, managed services and an open, interoperable architecture to enable customers to drive revenue and reach through a new generation of network services. Thousands of organizations serving billions of people worldwide rely on Intelsat to provide ubiquitous broadband connectivity, multi-format video broadcasting, secure satellite communications and seamless mobility services. The end result is an entirely new world, one that allows us to envision the impossible, connect without boundaries and transform the ways in which we live.

Intelsat Safe Harbor Statement:

Statements in this news release, including statements regarding the Tender Offer and the New Debt Financing, constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. When used in this release, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook,” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information.

The forward-looking statements reflect Intelsat’s intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Known risks include, among others, market conditions and the risks described in Intelsat’s annual report on Form 20-F for the year ended December 31, 2015, and its other filings with the U.S. Securities and Exchange Commission and risks and uncertainties related to our ability to consummate the New Debt Financing and the Tender Offers.

Because actual results could differ materially from Intelsat’s intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view all forward-looking statements with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.